UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended June 30, 2024

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization) 98-1620944 (I.R.S. Foreign Employer Identification Number)	(I.R.S. Employer Identification No.)

Suite 2820 - 200 Granville St.

Vancouver, British Columbia, Canada V6C 1S4

(Full Mailing Address of Principal Executive Offices)

(888) 627-4564

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" "Naqi" or "the Company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Business

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. Its corporate office location is 200 Granville St. #2820 Vancouver, BC V6C 1S4 Canada.

As the Company is in essence a software technology company with several potential uses for its platform, it has clarified its business vision since last year as detailed in depth below.

Naqi is a neural technology company focused on developing a non-invasive human-machine interface platform that offers powerful new command and control capabilities as a wearable. Naqi's solution can be delivered via smart neural earbuds similar in form to the billions of earbuds being used by consumers today. Unlike brain or body implants, the Naqi earbud is external as it resides in the user's ear. No implant or invasive procedures are required to use the Naqi technology - you simply place it in your ear like a traditional earbud when you wish to use it. It can be activated or deactivated, worn or not, depending upon the user's preference. The vast majority of use cases we envision would not require any regulatory approval. In certain circumstances where the device might be used for a medical or assistive application, certain regulatory approvals may be required.

While there are very real and specific applications for neural brain or body implants, our goal is to connect humans to a digital realm with a simple, user-friendly wearable that anyone could use and benefit from. When using our wearable, the platform captures the intended actions by the user and translates those intentions into functional digital actions to help control the digital world around them.

By removing the need for physical interaction (using your hands), our technology can provide access to computers and other digital devices. We use precise head tracking and AI-powered recognition of facial micro gestures, such as eyebrow raises, eye blinks, and jaw clenches, to deliver a new human-machine interface for users who are unable to use their hands for traditional interaction with digital devices (such as those with accessibility challenges) or for anyone who could benefit from a "third hand" when performing certain tasks where both hands are otherwise occupied. By creating a more inclusive and accessible world for everyone, NAQI has the potential to make a positive impact on humanity without the implications that come with invasive procedures.

Naqi's Platform Technology Suite

Naqi is a neural technology company that has created a hardware-enabled software platform that provides a hands-free, voice-free, and screen-free human-machine interface within wearable devices. Our platform consists of a non-invasive neural wearable currently embodied in an earbud, paired with our "Naqi Hub" application and our patented powerful "Invisible User Interface" ("IUI").

The Naqi Neural Earbud

Naqi has leveraged the audio earbud platform as the initial form factor for our human-machine interface. Naqi's earbud leverages a variety of sensor technology to capture signals ranging from EEG (electroencephalographic), EMG (electromyographic), and ECG (electrocardiographic). It employs microelectromechanical systems ("MEMS") to track precise head movement paired with the detection of EMG signals that are created from facial movements and gestures. When paired with our software, the user can exert control over a variety of digital environments using the signals captured by the earbud.

The Naqi Invisible User Interface

Naqi's IUI revolutionizes navigation by enabling users to control a command menu system without using their hands, voice, or vision. Imagine an invisible Rubik's Cube floating before you, where each small cube functions like an icon in a traditional interface. These cubes can trigger any action, whether running a command, executing a function, playing a sound, or integrating with an API on your connected device.

This intuitive IUI is always within reach, activating only when Naqi Earbuds detect a specific 'primer'-a unique gesture that separates intentional input from accidental movements. A primer could be anything from a slight jaw clench, detected through EMG signals, to a subtle gesture captured by the Naqi Earbuds' IMU sensors. Once activated, you seamlessly enter the IUI at a designated point within the Rubik's Cube-like structure.

From there, navigating is effortless-just move your face to explore the cube and execute commands by tilting your head left, gently flexing your jaw, or allowing the system to time out on a selected cube. Naqi Earbuds provide clear, detailed audio feedback, guiding you through the interface. Naqi's Invisible User Interface adapts to your needs, offering a unique way to control digital devices around you.

The Naqi Hub

Naqi Hub is the software component powering the Naqi platform. It runs on Windows, MacOS, and mobile platforms to process commands and manage connected devices. It seamlessly connects to the Naqi Neural Earbud via Bluetooth, capturing head movements and facial gestures for effortless control. Naqi Hub also syncs with Naqi Cloud, storing user settings, preferences, and IUI content. Acting as the command center for a hands-free, voice-free mouse and keyboard experience, Naqi Hub is the ultimate interface for easily controlling your digital world.

Use Cases

Naqi's platform has been successfully demonstrated to control PCs, Macs, mobile phones, and a multitude of devices such as wheelchairs and IOT devices like smart home devices and industrial machines. The Naqi Logix solution lends itself to be integrated to a wide variety of wearable devices (such as Augmented Reality/Virtual Reality ("AR/VR") headsets). Additionally, the software platform allows anyone to develop specific applications to interface with the hardware allowing for the control of countless other digital devices.

Research and Development

Our current focus lies in the ongoing development of both the hardware and software components of the platform while targeting various commercial applications within the next 9 to18 months. Our present focus can be delineated into three key areas:

(1) Research and Development: We specialize in developing the Naqi Platform, which consists Naqi neural earbuds, the Naqi Hub, and the Naqi IUI. This groundbreaking technology empowers users to seamlessly interact with connected devices without the need for direct physical contact, voice commands, or visual cues. Given the complex nature of signals being employed and captured, Naqi has prioritized work around machine learning and artificial intelligence. The data and its use are critical considerations when attempting to separate the 'noise' from the intended signals, such that the user and platform can provide accurate commands and outcomes. Naqi's algorithm development is focused on scalable micro gesture detection, accuracy, and the ability to capture and continuously learn from a wide range of user data. By providing a system and method that understands and learns the signals from an individual, Naqi's platform can distinguish between normal activities, such as talking or chewing, and those intended to act as actionable signals. Ultimately, this allows detecting gestures and the corresponding response customized for each user. Additionally, Naqi continues to iterate hardware design and engineering, along with continued improvements to the Hub and IUI.

(2) Integration Opportunities: The Naqi Platform allows for a potentially limitless number of applications and integrations with the digital world around us. Naqi's Application Programming Interface (API) is also a development priority, as it facilitates seamless integration for 3rd parties to integrate their digital devices with Naqi hardware and Naqi's Invisible UI. This will enable digital device manufacturers to integrate into the Naqi ecosystem. We do not expect to build software to accommodate every opportunity, but rather, we are focused on building a robust platform that allows almost anyone to develop a software application connecting the Naqi earbud to a specific digital device using the Naqi API. While Naqi creates foundational integrations for personal computers, mobile phones, accessibility devices, and certain IoT devices, we expect many partners will build connectivity to devices that deliver hands-free, voice-free, and sometimes screen-free interactions.

(3) Commercialization: We are committed to bringing the Naqi Platform to market and ensuring widespread accessibility and adoption. To facilitate commercialization, we are working with (and will be working with) a cross-section of product partners and developers/testers to deliver an intuitive and user-friendly platform.

The Marketplace

The market and use cases for a device that allows users to employ a "3rd hand" or invisible control over digital devices are extremely large. We are not only creating intuitive and accessible solutions for quadriplegics and those with accessibility challenges to control devices but also building additional methods of controlling digital devices for able-bodied users. We see Naqi's human-machine interface emerging as a pivotal change in the digital device ecosystem and believe Naqi can impact all these markets:

  Assistive Technologies Market: It was worth $48 billion in 2023 and is growing by roughly 8% annually, with an expectation that it will hit $87 billion in 2030. (1)
  Wearable Technologies Market: In 2023, it was valued at $128 billion, and it's expected to grow even faster than assistive tech to $316 billion by 2030.(2)
  Augmented Reality/Virtual Reality Market: It was worth $42 billion in 2023 and is growing by roughly 34% annually, with an expectation that it will hit $452 billion in 2030.(3)
  Gaming & E-Sports Market: Valued at $246 billion in 2023 and expected to reach $682 billion with 14% annual growth.(4)

(1) Yahoo Finance. Disabled and Elderly Assistive Technology Market Research Report 2023 - Global Industry Analysis, Trends, Market Size, and Forecasts 2021-2030. https://finance.yahoo.com/news/disabled-elderly-assistive-technology-market-151300911.html.

(2) Yahoo Finance. Wearable Technology Market Size to Hit $316.26 Billion by 2030 | Exclusive Report by Coherent Market Insights. https://finance.yahoo.com/news/wearable-technology-market-size-hit-115000645.html.

(3) Acumen Research and Consulting. Augmented Reality and Virtual Reality Market Size - Global Industry, Share, Analysis, Trends and Forecast 2022 - 2030. https://www.acumenresearchandconsulting.com/augmented-reality-and-virtual-reality-market.

(4) Yahoo Finance. Global Gaming Market Size & Share to Surpass $682 Billion by 2030 | Vantage Market Research. https://finance.yahoo.com/news/global-gaming-market-size-share-123400100.html.

Business Development

The Company has focused its initial strategic relationships on partners that will augment the technological progress within our platform and explore use cases we believe are relevant for the markets we are engaged in. The first engagement is with Canada's "Innovation Solutions Canada" (ISC), which is designed to support innovative Canadian companies that have technologies which may benefit Canadians and the Canadian Government. This is a highly sought-after program as the funding to support these activities is non-dilutive. Naqi was amongst some 500 applicants and was chosen from a shortlist of 25 companies. The Government of Canada is very interested in finding breakthrough accessibility solutions for employees and citizens, as well as innovative technology solutions for military and government functions. Naqi provided an initial production run of units to this body for additional research and development purposes.

Awards

Over the last year, the Company has made an effort to begin showcasing the Naqi platform in various technology conferences to gauge interest from both consumers and potential business partners. As a result, Naqi has the Company has received the following accolades and industry awards:

  TIME's "The 200 Best Inventions of 2023"
  2024 Edison Gold Award
  2024 CES Innovation Honoree
  2024 CES Picks™ Award
  2024 USA TODAY/Reviewed™ AccessABILITY Award
  2024 Fast Company's annual list of "World-Changing Ideas"
  2024 Twice VIP Award

Competition

The smart earbud, gestural input, brain-computer interface, and non-tactile input industries are characterized by rapid technological developments and a high degree of competition. Access to patents and other protection for technology and products, the ability to commercialize technological developments, access to necessary capital, access to market channels, and the ability to obtain necessary approvals for testing, manufacturing, and commercialization will impact our potential success.

We will be competing with the largest technology firms in the world that may be applying novel biotechnology, signal analysis, sensor development, and computing logic to their products and services.  These companies, as well as academic institutions, government agencies, and private research organizations, also compete with us in research and development, product development, and market and brand development. Additionally, these companies and entities all compete for highly qualified scientific personnel and consultants, as well as capital from investors.

Key competitors in the consumer neural interface market can include companies that are non-invasive as well as those that have invasive implants targeting brain-machine interfaces. Non-invasive companies such as Wisear, WisprAI and AAVAA are non-invasive in their approach. Other companies that have invasive implants targeting medical applications would include Neuralink, Synchron among others.

Wisear

Founded in 2019 in Paris, France, Wisear is a deep-tech startup and developer of neural interface-powered products for mobile devices as well as AR/VR users.  Wisear allows users to map up to six electromyography signals to corresponding commands and functions used to control the connected device. Their neural interface is currently implemented within the form factor of smart earbuds, with plans to release over-the-ear headphones in 2025.

Wispr.ai

Wispr.ai is a neurotechnology company founded in 2020. Their mission is to develop a next-generation human-computer interface, using wearable neural interfaces, that allow users to interact with technology directly using neural signals. The goal of Wispr.ai is to create a natural way to communicate with and control devices without the need for physical input like typing or speaking.

AAVAA

Founded in 2019 in Montréal, Canada, AAVAA is a startup company that utilizes brain-computer interface, artificial intelligence, and acoustic technologies to allow users to focus their audio enhancement devices on the sounds they want to hear by paying attention to them. Their audio processing software simultaneously enhances those attended sounds and suppresses background noise. The platform can be implemented in different form factors, such as in-ear earbuds, headphones, and AR/VR sets.

Neuralink

Founded in 2016 in San Francisco by Elon Musk, Neuralink is a neurotechnology company developing implantable brain-machine interfaces. It uses a robotic "sewing machine-like" device to implant very thin conductive threads into the brain and demonstrates a system that reads information from a lab rat via 1,500 electrodes. In April 2021, Neuralink demonstrated a monkey playing the game "Pong" using the Neuralink implant. Neuralink is valued at over $5 billion USD.(5) In the first quarter of 2024, Neuralink implanted its device into their first human recipient, demonstrating the ability to play games like chess and "Civilization" in a hands-free and voice-free manner. Neuralink is going down an Food and Drug Administration ("FDA") pathway as a medical device.

(5) Crunchbase. Neuralink. https://www.crunchbase.com/organization/neuralink/company_financials.

For a description of risks related to competition, see "Risk Factors - Risks Related to our Business and Industry."

Product Development Partners

Currently, we have a broad network of partners helping us to develop our hardware and software infrastructure. This includes partners based in India which provide hardware, firmware and software design services related to the internal printed circuit board of the Naqi Earbud. They also provide industrial design, mechanical design and vendor management for the physical design of the Naqi earbud, including EEG and EMG sensor technology consultation and sensor fabrication services.

We have also partnered with North American companies which provides software design services for the Naqi platform, API/SDK and digital audio, wireless communications and IoT technology consultation services. Additionally, we have engaged contract manufactures in North America to develop hardware prototypes for use by our co-development partners.

Our business is not substantially dependent on contracts with any of the product development partners referenced above.

Intellectual Property

Underpinning our technology development is a comprehensive intellectual property with 27 issued patents and growing, covering numerous innovations found in the Naqi platform. Our team has strategically planned a multi-year IP roadmap that will continue to drive innovation at Naqi and expand our patent portfolio. We believe our patent portfolio provides us with a strong competitive advantage and helps support our enterprise value.

The following is a summary of patents held in connection with the Naqi Earbud technologies.

PATENT FAMILY: APPARATUS, METHODS AND SYSTEMS FOR USING IMAGINED DIRECTIONS, ACTIONS, FUNCTIONS OR EXECUTIONS

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	1/22/2018	15/877,206	4/30/2019	10,275,027	Issued
India	1/22/2018	201917029654	5/8/2023	431187	Issued
Europe	1/22/2018	18741177.2	8/30/2023	EP3570740	Issued
Hong Kong	1/22/2018	62020007447.9	2/19/2021	HK40007483	Issued
United States	3/18/2019	16/356,701	3/31/2020	10,606,354	Issued
Hong Kong	10/9/2019	19130623.2	2/19/2021	40007483	Issued
United States	3/30/2020	16/834,085	12/15/2020	10,866,639	Issued
Hong Kong	5/13/2020	62020007448	11/24/2023	HK40017860	Issued
United States	12/8/2020	17/114,737	5/17/2022	11,334,158	Issued
United States	5/16/2022	17/663,519	10/3/2023	11,775,068	Issued
United States	9/8/2023	18/243,700	N/A	N/A	Allowed*

* Allowed: In the United States, per the United States Patent and Trademark Office, this is a patent application which has been indicated by a patent examiner as meeting all statutory (laws) and regulatory (rules) requirements - not patented yet; may or may not have been published.

PATENT FAMILY: EARBUD SENSOR ASSEMBLY

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	3/16/2023	18/178,968	6/11/2024	12,008,163	Issued

PATENT FAMILY: SYSTEM AND METHODS FOR USING IMAGINED DIRECTIONS TO DEFINE AN ACTION, FUNCTION OR EXECUTION FOR NON-TACTILE DEVICES

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	6/4/2014	14,295,733	8/2/2016	9,405,366	Issued
Europe	10/1/2014	18210066.9	8/5/2020	3467625	Issued
Europe	10/1/2014	14187255.6	12/5/2018	2857935	Issued
Israel	10/1/2014	234924	3/1/2018	234924	Issued
Germany	10/1/2014	14187255.6	12/5/2018	2857935	Issued
France	10/1/2014	14187255.6	12/5/2018	2857935	Issued
United Kingdom	10/1/2014	14187255.6	12/5/2018	2857935	Issued
United States	6/20/2016	15/186,910	11/13/2018	10,126,816	Issued
United States	9/26/2018	16/142,279	10/20/2020	10,809,803	Issued
United States	10/19/2020	17/073,717	2/22/2022	11,256,330	Issued
United States	2/18/2022	17/675,232	5/28/2024	US11995234B2	Issued
Hong Kong	10/1/2014	19130623.2	2/19/2021	HK40007483	Issued
France	10/1/2014	18210066.9	8/5/2020	3467625	Issued
Germany	10/1/2014	602014068798.9	8/5/2020	3467625	Issued
United Kingdom	10/1/2014	18210066.9	8/5/2020	3467625	Issued

We have filed trademarks and intend to file trademarks for the following marks, symbols and logos:

• "NAQI": Canada (#2104471 5/4/2021), USA (#97107612, 11/3/2021 Priority 5/4/2021), World Intellectual Property Organization ("WIPO") trademark to be filed;

• "NAQI LOGIX": Canada (#2104470 5/4/2021), USA (#97107620, 11/3/2021 Priority 5/4/201) , WIPO (Madrid System) includes countries Australia, Brazil, China, EU, India, Japan, Korea, Malaysia, Norway, Russia, Singapore, Switzerland, UK;

• "COMMAND YOUR WORLD": Canada (2104472, 5/4/2021), USA (#97107626, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed; and

• "Naqi Logo": (Canada #2104469, 5/4/2021), USA (#97107636, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed.

Employees / Consultants

Our direct personnel consists of three full-time employees, and twelve part-time consultants. The Company also indirectly employs 19 additional consultants as part of our research and development team.

Additional Regulations

The mass-produced Naqi Earbud product will be subject to certifications needed for consumer electronics and may need other certifications required to sell in specific global markets. The product is planned to comply with Federal Communications Commission ("FCC"), conformité européenne (French for "European Conformity") ("CE"), Waste Electrical and Electronic Equipment Directive (the "WEEE Directive") and the Restriction of Hazardous Substances Directive (the "RoHS Directive") certifications, as well as other certifications where necessary.

FCC

FCC certification is a type of product certification for electronic and electrical goods that are manufactured or sold in the United States. It certifies that the radio frequency emitted from a product is within limits approved by the FCC.

CE

Many products require CE marking before they can be sold in the European Union (the "EU"). CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

WEEE Directive

The WEEE Directive is the European Community Directive 2012/19/EU on waste electrical and electronic equipment which, together with the RoHS Directive 2011/65/EU, became European Law in February 2003. The WEEE Directive set collection, recycling and recovery targets for all types of electrical goods, with a minimum rate of four kilograms (nine pounds) per head of population per annum recovered for recycling by 2009. The RoHS Directive set restrictions upon European manufacturers as to the material content of new electronic equipment placed on the market.

RoHS Directive

The RoHS Directive, also known as Directive 2002/95/EC, originated in the EU and restricts the use of specific hazardous materials found in electrical and electronic products. All applicable products in the EU market after July 1, 2006 must pass RoHS compliance.

Legal Proceedings

There are currently no legal proceedings against the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Operating Results

Results from Operations for the year ended June 30, 2024 and 2023

	For the year ended June 30, 2024	For the year ended June 30, 2023

Research and development	(776,794)	(715,123)
General and administration	(2,988,114)	(1,620,585)
Other income/(loss)	3,200	(901,239)
Net loss	(3,761,708)	(3,254,947)

To date, the Company has not generated any revenues from planned operations.

For the year ended June 30, 2024, the Company reported a net loss of $3,761,708 ($0.08 loss per share) compared to a net loss of $3,254,947 ($0.07 loss per share) for the year ended June 30, 2023.

Research and Development ("R&D") Expenses

On April 5, 2024 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada ("ISC"). The ISC Testing Stream ("ISC-TS") is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the company was entitled to receive up to CAD$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at June 30, 2024 the company has received a total of $709,072 (CAD$962,806), of this amount the company has included as research and development reimbursement $631,743 (CAD$857,806) and $77,329 (CAD$105,000) deferred reimbursement as the company is completing certain of the required milestones. The company is still eligible to receive additional CAD$232,079 under the contract.

R&D for the year ended June 30, 2024 were $1,485,866 of which $709,072 were reimbursed by the ISC, as described above leaving a net expense of $776,794 incurred during the year compared to $715,123 incurred during the year ended June 30, 2023. The increase in R&D expenses in the current period is primarily attributable to the company hiring various consultants to further the development of its earbud technology.

General and administrative ("G&A") Expenses

G&A expenses of $2,988,114 were incurred during the year ended June 30, 2024, compared to $1,620,585 incurred durng the year ended June 30, 2023. The increase in G&A expenses in the current period is primarily attributable to:

  Increase in professional expenses from $212,785 to $496,945 as signigican fees were incurred during the current year in patents and various corporate matters as the Company continues to grow and raises additional capital as its technology develops further.
  Increase in non-cash share-based payments from $199,732 to $1,039,266 as options are granted to new consultatns.
  Increase in Consulting fees and salaries from 845,895 to $1,146,562 as the company has hired key indviduals as part of its growth strategy.
  Decrease in marketing and communications from $255,805 to $74,302 as the company during the comparative year, the Company commenced promoting of the Company's product through the attendance of shows and conferences, in addition, it incurred expenditures in connection with the Regulation-A offering.

  Other Income/(loss) - during the year ended June 30, 2023 year the company inclurred a loss on revaluation of fair value of convertible debentures of $807,521 and incurred interest of $93,200 on these convertible debentures, these debentures were converted at June 30, 2023 and as a result, no such expenditures were incurred during the year ended June 30, 2024

Liquidity and Capital Resources

As at June 30, 2024, the Company had $1,982,683 in cash and $1,743,135 of current liabilities.

Total capital as at June 30, 2024, which reflects the above transactions, is set forth in the table below.

As at June 30, 2024
($)
Cash	1,982,683
Cash	1,982,683
Total accumulated deficit	(10,963,404)
Total accumulated deficit	(10,963,404)

On October 29, 2021, the Company commenced a non-brokered private placement of up to $1,500,000 principal amount of convertible notes (the "Notes").  The Company issued $770,050 of convertible notes as of June 30, 2022, and issued an additional $290,000 during the year ended June 30, 2023. Simple interest accrued on the principal amount of the Notes at 8% per annum. The Notes, plus any accrued interest payable were converted into units ("Units") of the Company.

Each Unit consists of one Common Share and one warrant, exercisable into an additional Common Share (the "Warrants"). The conversion price for the Common Share component of the Note was at a 20% discount to the Subsequent Financing price, which under this Offering was $2.00, thereby resulting in a conversion price of $1.60 per Common Share.

Each Warrant entitles the holder to purchase an additional Common Share at a price that is at a 20% premium ("Warrant Exercise Price") to the Subsequent Financing price for a period of 24 months from the date of issuance of the Warrants, which shall be the closing date of the Subsequent Financing. Based on the terms of this Offering, the Warrants were priced at $2.40 per Warrant. In the event the Company completes a going public transaction and the Common Shares trade at a 75% premium to the Warrant Exercise price (reflecting a share price of $4.20) for a period of 30 trading days, then the Warrants will automatically be exercised into Common Shares.

On June 30, 2023 the Company converted the notes in to units issuing a total of 728,579 units as it completed an offering of over $1,000,000.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund our business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail."

During the year ended June 30, 2024 the company

i. Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $67,157.

ii. Issued 87,150 shares at a price $2.00 per share for total proceeds of $174,300 related to a private placement.

iii. Issued 941,743 shares at a price $2.12 per share for total proceeds of $1,996,495 related to a private placement. The company paid finders fees of $139,754 and issued 566,483 warrants and incurred legal and other fees related to the financing of $22,861. The warrants were valued at $1,044,808 using the Black-scholes Pricing Model with the following assumptions:  volatility of 137%, interest rate of 3.52%, expected life of 5 years and dividend yield of nil.

As of June 30, 2024, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $10.9 million as of June 30, 2024.

The Company is a development stage company and does not earn any revenues. Accordingly, it is dependent on the external sources of capital as its sole source of operating working capital. The continuation of research and development activities is dependent upon its ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at June 30, 2024, the Compay had a cash balance of $1,982,683, compared to $1,284,424 at June 30, 2023 and working capital was $306,477 at June 30, 2024, compared to working capital deficiency of $52,407 at June 30, 2023.

As the Company continues to develop, it has not begun generating revenue from the sale of its products and services, and it has experienced net losses and negative cash flows from operating activities since incorporation, and  expects such losses and negative cash flows to continue in the foreseeable future. As at June 30, 2024, the Company had working capital of $306,477 and a cumulative loss since inception of $10,944,166. As a result, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of its products and services. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. The Company's financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should it be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements of the Company for the year ended June 30, 2024 and 2023 ("Financial Statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2024, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These Financial Statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited Financial Statements for the year-ended June 30, 2024, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Trend Information

The Company is currently developing the Naqi Earbuds and Naqi Framework and has not commenced revenue-generating operations. As a result, it is unable to identify and comment on significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor is it able to identify and comment on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Investors should review statements made in this Annual Report under "Business" for additional information about the Company.

Item 3.  Directors, Executive Officers, and other Significant Executives

The following table sets out the Company's executive officers, significant personnel and directors as of the date of this Annual Report:

Name	Position	Age	Term of Office	Approximate Hours per Week for Part- Time Personnel
Executive Officers:
Mark Godsy	Chief Executive Officer	69	August 2020	20
Sandeep Arya	Chief Business Officer	46	June 2024	25
David Segal	Chief Innovation Officer	47	April 2021	n/a
Xavier Wenzel	Chief Financial Officer	55	June 2023	n/a
Significant Employees:
Zavier Alexander	Director of Product Management	38	October 2021	n/a
Directors:
Mark Godsy	Director	69	August 2020	n/a
Gary Roshak	Director	63	October 2021	n/a
John Occhipinti	Director	58	October 2021	n/a
Sam Sullivan	Director	64	March 2022	n/a

With the exception of David Segal and Sandeep Arya all of the above-listed Officers and Directors are serving the Company under consulting agreements.

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth above and in our discussion below in "Interest of Management and Others in Certain Transactions," none of our directors, executive officers, person nominated or chosen by the Company to become a director or executive officer or significant employees have been involved in any transactions with us or any of our directors, executive officers, person nominated or chosen by the Company to become a director or executive officer or significant employees, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the United States Securities and Exchange Commssion ("SEC").

Business Experience

Mark Godsy, Chief Executive Officer

Mark Godsy is a non-practicing lawyer who practiced law for approximately four years in Vancouver, B.C., before becoming a serial entrepreneur approximately thirty years ago. Using his unique ability to build multi-disciplinary teams and navigate new concepts that can be both financed and commercialized, he has founded and helped build many companies over his career.

Mr. Godsy was the co-founder of ID Biomedical and Angiotech Pharmaceutical, two of the most successful biotech companies ever started in Canada, each of which grew to well over $1-billion dollars in value. ID Biomedical became the 5th largest vaccine company in the World (the largest in Canada), and Angiotech developed the first coated stent that has gone on to save tens of millions of lives around the world.

He also served as CEO and Chairman of Exro Technologies, a company that has developed material improvements in electric motor efficiency and performance. Exro is now doing the same for batteries, extending the second life of EV batteries as energy storage systems.

Mr. Godsy was also involved in data innovation as co-founder and founding Chairman of Mojio, which created the world's leading connected-car platform. He was also Chairman of Code Zero, a cloud-native developers' platform that accelerates development productivity by ten-fold.

Mr. Godsy is also a co-founder, Chairman, and current CEO of Shackelford Pharma, where he and an international team of experts are working with Dr. Alan Shackelford, a pioneer in medical cannabis, to develop regulatory-approved pharma-grade endocannabinoid treatments to treat numerous diseases affecting millions of people.

Mr. Godsy has a B.A. from University of British Columbia and a law degree from McGill University. He is a member of the Law Society of British Columbia and serves on McGill's Faculty of Law advisory board.

Xavier Wenzel, Chief Financial Officer

Xavier Wenzel began his career in public practice in 1996. As a principal at Fehr & Associates, a registered accounting practice, and a member of The Chartered Professional Accountants of British Columbia, Mr. Wenzel has considerable audit and tax expertise, as well as extensive experience with financial and regulatory reporting for public companies under IFRS and US GAAP. Mr. Wenzel has provided consulting services as an advisor on complex technical accounting issues. Mr. Wenzel has spent several years providing senior level accounting services for publicly traded companies and currently holds the Chief Financial Officer position at Naqi Logix.

Mr. Wenzel is originally from Mexico and fluent in both Spanish and English. He attended the Mexican Autonomous Institute of Technology and completed his Chartered Public Accountancy designation in Canada.

Sandeep Arya, Chief Business Officer

Sandeep Arya brings over 20 years of experience in the tech industry, having held senior positions at other prominent companies where he spearheaded numerous successful initiatives. His expertise spans various domains, including business strategy, market expansion, and stakeholder engagement. Mr. Arya is renowned for his ability to launch disruptive go-to-market strategies and foster high-value strategic partnerships across diverse global markets. Prior to joining Naqi, Mr. Arya served as Senior Director, Head of Mobile Strategic Planning and Partnerships at Samsung Electronics. In this role, he significantly enhanced revenue streams and developed global partnerships.

Mr. Arya holds a Master of Business Administration from the International Institution for Management Development, Switzerland, a Master of Engineering from the National University of Singapore, Singapore, and a Bachelor of Technology from the Indian Instititue of Technology, Madras. He holds 7 US patents and is a certified Six Sigma Green Belt, underscoring his dedication to innovation and quality. As a Chief Business Officer at Naqi, Mr. Arya oversees all business operations, including strategic planning, business development, and partnership initiatives. He works closely with the executive team to identify new opportunities for growth and innovation, ensuring that Naqi remains at the forefront of the industry. Mr. Arya is passionate about driving transformative growth and making advanced, accessible tech solutions a reality for everyone.

David Segal, Chief Innovation Officer

Dave Segal, a seasoned veteran with more than ten years of specialized knowledge in Brain-Computer Interfaces ("BCIs"), presents an impressive portfolio of 26 patents spanning regions such as the United States, European Union, Israel, Hong Kong, and India. His patents are dedicated to advancing the hardware and system components of neural interfaces, facilitating seamless, hands-free, voice-free, and screen-free command, control, and navigation of computers and connected devices.

Driven by a passion for assisting wounded veterans and individuals with severe spinal cord injuries, Mr. Segal founded Naqi Logix Inc.  His vision culminated in Naqi Logix being acknowledged as one of TIME's "Top Inventions of 2023," selected as an Innovation Honoree at the 2024 Consumer Electronics Show ("CES") and receiving the 2024 AccessABILITY Award from USA TODAY-Reviewed™. Additionally, the company's groundbreaking work has earned a Gold Medal at the 2024 Edison Awards within their "Social & Cultural Impact" category.

Mr. Segal collaborates closely with an international team at Naqi Logix and holds a distinguished role within the corporate faculty of Harrisburg University of Science & Technology. Based at the University's Center for Innovation & Entrepreneurship ("CIE"), he leverages this position to continue innovating wearable and emerging neural interface technologies.

As a recognized authority in this field, Mr. Segal has delivered numerous speeches including 2022 TEDx St. George, and as a Keynote Speaker at the 2016 IEEE 2nd International Conference on Applied and Theoretical Computing and Communication Technology in Bengaluru, India.

Almaz Nanjappa, Chief Technology Officer

Almaz Nanjappa is currently an entrepreneur-in-residence at NYCA Partners where he is responsible for driving new product initiatives. He is a versatile innovator with successful exits in various industries that span finance, retail, IoT, and software services.

Mr. Nanjappa is also the founder of Virtual Visions, where he is currently innovating with Smart Glass Technology to bring augmented reality to consumers, using smartphones and mirrors for the retail, home, and hospitality environments. Virtual Visions is responsible for all in-store technology experiences for retailers like Lululemon, Uniqlo, Nordstrom, CVS, Zales to name a few. They have built infrastructure for ordering online and pick up at stores at various brick-and-mortar businesses.

He served as the SVP of Research and Innovation at Softvision Cognizant post-acquisition of his software services company Momentus Software, where he served as a digital strategy expert. The projects spanned various industries such as telecom, retail, and hospitality.

Mr. Nanjappa was also responsible for building an electric scooter share product that competed with Bird and Lime scooters and was eventually acquired by Razor Scooters. After the acquisition of the team and the Intellectual Property he served as the Chief Technology Officer of Razor scooters. The Razor Share was one of the first scooters with swappable batteries and geofenced speed limits.

He was also a co-founder at Aven Inc. which delivered the world's first asset-backed credit card. He was responsible for building the credit card product and all the back-office automation to evaluate the property to offer a low-interest rate credit card. He is passionate about innovation and product development. He holds a Bachelor's degree in Computer Science from the University of Wisconsin-Madison.

Zavier Alexander, Director of Product Management

Zavier is an accomplished product design leader with over 12 years of deep experience in the biosensor and wearable space. While leading product design at NeuroSky, Inc. he worked with global multi-disciplinary teams to design, develop and ship some of the first EEG headsets and applications available to the consumer market. He established novel best practices for biosensor product design and software, cultivating a nascent ecosystem of developers into a platform of 100+ third-party apps and products.

Throughout his career, Mr. Alexander collaborated with industry leaders such as Softbank, Mattel, Asus, Toshiba, Stanford University, and Hyundai, to integrate promising biosensors (EEG, ECG, BPI, PPG, etc) into pioneering products that connect with people and elevate our relationship with technology. He holds a Bachelor of Fine Arts in Industrial Design from Academy of Art University. Mr. Alexander lives in San Francisco, California.

Gary Roshak, Director

Gary Roshak is a wireless industry pioneer and global executive with 30+ years of experience in mobile communications and digital media. He is Founder and Managing Partner at Synthesis Works, a wireless innovation accelerator, focused on finding new use cases and repurposing of wireless spectrum assets, and currently serves as President and cofounder of portfolio company Synthesis Cloud Inc. He has led the development of the company's satellite Content Delivery Network and Broadcast Internet platform services and next generation consumer media gateway.

Mr. Roshak was lead independent Board director for Mojio; a global connected car platform company; previously he was Vice President, Mobile Advertisers and Publishers, for Yahoo! Inc., with global responsibility for mobile advertising and publishing strategy, products and business; and led global project teams for AirTouch to compete for international wireless licenses and create local joint ventures throughout Europe and Asia. Earlier in his career, Gary held management roles in several leading consulting organizations, including Arthur Young &Co., PRTM and REALOGIC. Gary is a Phi Kappa Phi graduate of the Rochester Institute of Technology.

Sam Sullivan, Director

Sam Sullivan has been elected twice as Member of the Legislative Assembly of British Columbia for the riding of Vancouver False Creek. He served as Minister of Communities, Sport, and Cultural Development with responsibility for Translink. Prior to that, Mr. Sullivan served as Mayor of Vancouver from 2005-2008. He served as a Vancouver City Councillor from 1993 to 2002. He is a Member of the Order of Canada, Founder of Global Civic Policy Society, and Founder of Sam Sullivan Disability Foundation.

The Sam Sullivan Disability Foundation was founded by Sam to improve the quality of life for people with significant disabilities. To date, it has raised $20 million and served 10,000 people with disabilities throughout Canada and beyond. It consists of six nonprofit organizations: the Disabled Sailing Association, Tetra Society, ConnecTra Society, Vancouver Adapted Music Society, BC Mobility Opportunity Society, and the Disabled Independent Gardeners Association. Sam has made significant contributions to the disabled community in making outdoor activities more accessible. Through his work with the Disabled Sailing Association, the Martin 16 Sailboat was created with 150 in use around the world. He also co-invented the TrailRider with engineer Paul Cermak to help disabled people access the wilderness. Disabled people have used it to go to the top of Mount Kilimanjaro and the base camp of Mount Everest. Mr. Sullivan holds a Business Administration degree from Simon Fraser University.

John Occhipinti, Director

John Occhipinti is the Founder of Wheelhouse Partners. Mr. Occhipinti is a second-generation venture capitalist who grew up in Silicon Valley. Prior to Wheelhouse, Mr. Occhipinti was a Partner at Relay Ventures, an early-stage venture fund exclusively focused on mobile software. Before Relay, Mr. Occhipinti was Managing Director at the Woodside Fund, an early-stage technology fund founded in 1983. Mr. Occhipinti has over 20 years of experience in venture and enterprise software technology, marketing, and sales.

Mr. Occhipinti serves as the Chairman for the Early Stage Venture Capital Alliance ("ESVCA"), a federation of 160 early stage Venture Partners that meet and share best practices and discuss industry challenges. Before his investment career, Mr. Occhipinti was an early executive at Netscape Communications. Mr. Occhipinti's team built the company's first $50 million in revenue, helping launch Netscape through its Initial Public Offering. Mr. Occhipinti holds a Master of Business Administration from the Walter Haas School of Business at the University of California, Berkeley and a Bachelor of Arts in Legal Studies from the University of California, Berkeley. Mr. Occhipinti is based in Menlo Park, California.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors, executive officers or significant employees have, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the period from July 1, 2023 to June 30, 2024, the Company paid or accrued the following cumulative consulting fees and share based compensation to their three highest paid persons who were executive officers:

Name	Capacities in which compensation is received	Cash $	Other $	Total $
Mark Godsy	Chief Executive Officer	120,000	1,309	126,910
Xavier Wenzel	Chief Financial Officer	97,224	-	97,224
Gary Roshak	Director	97,224	-	97,224

Director and Executive Officer Compensation

We have four directors. We currently do not pay our directors any cash compensation for their services as directors.

On April 12, 2021, Mark Godsy entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of $10,000.

On May 18, 2023, the Company entered into an agreement with Fehr & Associates (the "Fehr Agreement") effective May 23, 2023, pursuant to which Fehr & Associates assumed responsibility of the Company's accounting department services, which includes ongoing technical accounting support and day to day administration and bookkeeping. The Fehr Agreement stipulated that, Xavier Wenzel, Principal at Fehr & Associates, would be available to assume the role of CFO of the Company should the Company wish him to assume such role. Effective July 3, 2023, Mr. Wenzel was appointed by the board as the Company's CFO. Compensation under the agreement is CAD$11,000 per month.

On September 18, 2023, the Company entered into a consulting agreement with Gary Roshak, a director of the Company, for services at a rate of $315 per hour to a maximum of $10,000 per month.

On June 17, 2024, the Company entered into an employment agreement with Sandeep Arya to provide services as Chief Business Officer of the Company at an annual salary of $295,000.

A stock incentive program for our directors, executive officers, employees and key consultants has been established. Details of stock option grants of the Company are described in note 9 of our audited financial statements for the year-ended June 30, 2024, under Item 7. of this Annual Report."

Personnel Agreements, Arrangements or Plans

Except as otherwise disclosed above in this Annual Report, as of the date of this Annual Report, the Company has not entered into any other plan or arrangement with any of its directors or executive officers concerning compensation to be made in the future.

During the year ended June 30, 2024 Mark Godsy received compensation of $120,000.

During the year ended June 30, 2024 David Segal received compensation of $90,000.

During the year ended June 30, 2024 Gary Roshak received compensation of $93,750.

During the year ended June 30, 2024 Xavier Wenzel received compensation of $97,224.

During the year ended June 30, 2024 Sandeep Arya received compensation of $12,292.

During the year ended June 30, 2024 Sinan Turner, former COO, received compensation of $49,000.

Personnel Agreements, Arrangements or Plans

Except as otherwise disclosed above in this Annual Report, as of the date of this Annual Report, the Company has not entered into any other plan or arrangement with any of its directors or executive officers concerning compensation to be made in the future.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of the Common Shares as of the date of this Annual Report held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of June 30, 2024, there were 50,661,123 (see "Other Security Transactions" below) Common Shares issued and outstanding. As of the date of this Annual Report, there are 47,795,454 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all the Common Shares shown as beneficially owned by them.

Title of Class	Name and address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable	Percent of Class (2)

Common Shares	0711626 B.C. Ltd. (1)	7,199,401	0	15.06%

(1) 0711626 BC Ltd. Is a company controlled by Mark Godsy. The business address of 0711626 BC Ltd. is 5401 Greentree Road, West Vancouver, BC, V7W 1N3, Canada.

(2) Based on 47,795,454 common shares outstanding as of the date of this Annual Report.

Item 5.  Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. Key management includes directors and executive officers of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Other than the related party transactions described below, the Company did not enter into any other related party transactions for the years ended June 30, 2024 and June 30, 2023, and does not have any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above).

 As at June 30, 2024, $420,000 (2023 - $312,654) was owing to directors, officers or their related companies, where $420,000 (2023 - $312,654) was included in accounts payable and $nil (2023 - $98,612) was included in a shareholder demand promissory note (Note 11).

Of the  $420,000 (2023 - $411,266) amount owing to directors, officers or their related companies, which was included in accounts payable:

  $316,736 (2023 - $190,736) is owed to Mark Godsy, Chief Executive Officer and director of the Company.
  $8,763 (2023 - $9,072) is owed to Fehr and Associates (where Xavier Wenzel, the Chief Financial Officer of the Company) works.
  $84,500 (2023 - $105,000) is owed to iBC Insight, LLC, owned by SinanTumer, a former officer of the Company.
  $10,000 (2023 - $nil) is owed to results Forge, LLC, owned by Gary Roshak, a director of the Company.
  Nil (2023 - $7,844) is owed to David Segal, Chief Innovation Officer of the Company.

With regards to the note payable of nil (2023 - $98,612), it was owed to Mark Godsy, Chief Executive Officer and director of the Company.

During the year ended June 30, 2024 and 2023, no compensation other than that disclosed above was paid or payable.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, to date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended June 30, 2023, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Other Transactions

The Company did not enter into any transactions for the years ended June 30, 2024 and June 30, 2023, and has no currently proposed transaction during the current fiscal year, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any director nominee for election as director or any securityholder  who beneficially owns more than 10% of any class of our voting securities, or any immediate family member, including such person's child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-inlaw, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing such person's household ("Immediate Family Member") of any director or executive officer or director nominee for election as director, or any securityholder who beneficially owns more than 10% of any class of our voting securities, had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above).

Item 6.  Other Information

None.

Item 7.  Financial Statements

Naqi Logix Inc.

Financial Statements

For the years ended June 30, 2024 and 2023

(Expressed in US Dollars)

Naqi Logix Inc.

FINANCIAL STATEMENTS

Years ended June 30, 2024 and 2023

(Expressed in US Dollars)

Report of Independent Registered Public
Accounting Firm

To the shareholders and the board of directors of Naqi Logix Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Naqi Logix Inc. (the "Company") as of June 30, 2024 and 2023, the related statements of net loss and comprehensive loss, cash flows and changes in equity, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

24

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Yours truly,

/s/Dale Matheson Carr-Hilton Labonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2023

Vancouver, Canada

October 29, 2024

25

Naqi Logix Inc. Statements of Financial Position (Expressed in US dollars)

		As at June 30, 2024	As at June 30, 2023
	Notes	$	$
ASSETS
Current assets
Cash		1,982,683	1,284,424
Restricted cash	4	25,257	25,008
Prepaid expenses		41,672	13,827
Other receivable		-	115,449
Total current assets		2,049,612	1,438,708
Intangible assets	5	590,420	625,494
Total assets		2,640,032	2,064,202

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

Current liabilities
Accounts payable & accrued liabilities	6, 11	1,665,806	1,392,503
Deferred receipts	5	77,329	-
Shareholder demand promissory note	7	-	98,612
Total liabilities		1,743,135	1,491,115

Shareholders' equity
Share capital	9	9,055,842	6,908,398
Common share reserve		2,804,459	720,385
Subscriptions received	9	-	146,000
Accumulated deficit		(10,963,404)	(7,201,696)
Total shareholders' equity		896,897	573,087

Total liabilities and shareholders' equity		2,640,032	2,064,202

Nature of operations and going concern - Note 1

Subsequent event - Note 13

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

Naqi Logix Inc. Statements of Net Loss and Comprehensive Loss (Expressed in US dollars)

		For the year ended	For the year ended
		June 30, 2024	June 30, 2023
	Notes	$	$

Expenses
Amortization	5	35,074	35,075
Consulting fees and salaries	11	1,146,562	845,895
Interest and bank charges		2,874	2,721
Marketing and communication		74,302	255,805
Office and other		193,090	89,293
Professional fees		496,946	212,785
Research and development expenses	5	776,794	715,123
Share-based compensation	9(c), 11	1,039,266	199,732
Total expenses		3,764,908	2,356,429

Loss before other items		(3,764,908)	(2,356,429)

Loss on fair value of convertible debentures	8	-	(807,521)
Interest on convertible debentures	8	-	(93,200)
Foreign exchange gain		3,200	2,203
Net loss and comprehensive loss for the year		(3,761,708)	(3,254,947)

Basic and diluted loss per share		(0.08)	(0.07)

Weighted average number of common shares outstanding, basic and diluted		49,768,289	48,479,569

Naqi Logix Inc. Statements of Cash Flows (Expressed in US dollars)

	For the year ended	For the year ended
	June 30, 2024	June 30, 2023
	$	$
Cash flows used in operating activities
Loss for the year	(3,761,708)	(3,254,947)
Items not affecting cash:
Amortization	35,074	35,075
Share-based compensation	1,039,266	199,732
Loss on fair value of convertible debentures	-	807,521
Accrued interest on convertible debentures	-	93,200
Changes in non-cash working capital items:
Other receivables	115,449	(51,438)
Prepaids	(27,845)	(13,827)
Accounts payable and accrued liabilities	273,303	382,463
Deferred receipts	77,329	-
	(2,249,132)	(1, 802,221)

Cash flows used in Investing Activities
Restricted cash	(249)	(8)
	(249)	(8)

Cash flows from Financing Activities
Issuance of shares (net of share issuance cost)	3,046,252	2,585,905
Shareholder demand promissory note repayment	(98,612)	-
Subscriptions received	-	146,000
Convertible debentures issued	-	290,000
	2,947,640	3,021,905

Net change in for the year	698,259	1,219,676
Cash, beginning of year	1,284,424	64,748
Cash, end of year	1,982,683	1,284,424

Non-cash transactions:
Shares issued for convertible debt	-	2,229,825
Shares issued for debt	-	110,690
Warrants issued for finder's fees	1,044,808	11,551

Naqi Logix Inc. Statement of Changes in Equity (Expressed in US dollars)

		Number of shares issued	Share capital	Subscriptions received	Common share reserve	Accumulated deficit	Total
	Notes	#	$	$	$	$	$
Balance at June 30, 2022		48,473,874	1,970,417	-	520,653	(3,946,749)	(1,455,679)
Share-based compensation	9(c)	-	-	-	199,732	-	199,732
Private placement	9(b)	1,451,452	2,902,904	-	-	-	2,902,904
Share issuance cost	9(b)	-	(206,299)	-	-	-	(206,299)
Shares issued on conversion of debt	9(b)	728,579	2,229,825	-	-	-	2,229,825
Finder's shares	9(b)	7,218	11,551	-	-	-	11,551
Subscriptions received	9(b)	-	-	146,000	-	-	146,000
Net loss and comprehensive loss		-	-	-	-	(3,254,947)	(3,254,947)
Balance at June 30, 2023		50,661,123	6,908,398	146,000	720,385	(7,201,696)	573,087
Share-based compensation	9(c)	-	-	-	1,039,266	-	1,039,266
Private placement	9(b)	1,654,510	3,422,029	(146,000)	-	-	3,276,029
Share issuance cost	9(b)	-	(1,274,580)	-	1,044,808	-	(229,772)
Repurchased and cancelled shares	9(b)	(4,520,180)	(5)	-	-	-	(5)
Net loss and comprehensive loss		-	-	-	-	(3,761,708)	(3,761,708)
Balance at June 30, 2024		47,795,453	9,055,842	-	2,804,459	(10,963,404)	896,897

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company's principal activities include developing technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These financial statements of the Company for the years ended June 30, 2024 and 2023 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2024, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at Suite 2820 - 200 Granville St, Vancouver, British Columbia, Canada, V6C 1S4.

2. Basis of preparation

Statement of compliance

These financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on IFRS issued and effective as of June 30, 2024.

The Board of Directors approved the financial statements for issue on October 29, 2024.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information

These financial statements have been prepared using the following material accounting policies:

Cash

Cash includes cash held in financial institutions.

Financial instruments

a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information (continued)

Financial instruments (continued)

c) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statement of loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of loss and comprehensive loss.

Share capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company does not bifurcate the proceeds between the common share and the other equity instruments.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Vesting is determined by the Board of Directors.

Income taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the statement of loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous periods.

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets is not considered to be probable, no net asset is recognized. No potential income tax assets of the Company have been recognized.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information (continued)

Loss per share

Basic loss per share is calculated by dividing the net loss for the period available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. Basic and diluted loss per share are the same for the periods presented.  Contingently issuable shares are treated as outstanding and are included in the calculation of basic and diluted loss per share only from the date when all necessary conditions are satisfied (i.e. the events have occurred). Shares that are issuable solely after the passage of time are not contingently issuable shares and are included in the calculation of basic and diluted loss per share.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Acquired patents are amortized on a straight-line basis over the estimated life of 18 years (Note 5). Costs incurred for patents are capitalized and amortized from the date of capitalization on a straight-line basis over their estimated lives of 18 years.  Intangible assets  acquired which are used in the research and development of the technology  are considered available for use and amortized over their estimated remining life of 18 years.

Research and development

The Company is engaged in research and development activities. Research costs are expensed as incurred.  Development costs are expensed, unless all of the following can be demonstrated:

  The technical feasibility of completing the intangible asset so that it will be available for use or sale;
  The intention to complete the intangible asset and use or sell it;
  The ability to use or sell the intangible asset;
  How the intangible asset will generate probable future economic benefits;
  The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
  The ability to measure reliably the expenditures attributable to the intangible asset during its development.

Development costs that meet the above criteria are capitalised at cost as deferred development costs. Deferred development costs have finite useful lives and are carried at cost less accumulated amortization and accumulated impairment losses.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information (continued)

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets at the end of each reporting period to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives or not available for use are not amortized but are subject to impairment testing annually.

An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value calculated using the discounted cash flows related to the asset or asset group.  The recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount.  A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment losses are recognized in profit or loss in the period in which an impairment is identified.  Impairment losses are reversed in subsequent periods if there is a change in the estimates used to determine the recovered amount since the impairment was recognized.

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's financial statements are as follows:

Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management's intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to profit or loss.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information (continued)

Key sources of estimation uncertainty

The preparation of financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

a) Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

b) Royalties payable

Management estimates of the expected timing of the payment of royalties as part of the Naqi Logix LLC and Harrisburg University agreements (Note 5).  Under these agreements, the Company has an obligation to pay royalties based on future net revenues.  Management is required to make an estimate of future expected revenues in order to determine the current expected royalty obligation.

c) Convertible debentures

Management made estimates in determining the fair value of the convertible debentures disclosed in Note 8.  The convertible debentures are a liability accounted for at FVTPL. The fair value of this convertible debenture has been estimated using a methodology that considers the probabilities of alternative conversion scenarios and discounted cash flow and a binomial option pricing model.  The convertible debentures are fair valued at each measurement date until their settlement.

d) Share-based compensation

Share-based compensation is valued using the Black-Scholes option pricing model at the date of grant and expensed in profit or loss over the vesting period of each award. The Black-Scholes Option Pricing model utilizes subjective assumptions, such as expected price volatility, forfeiture rate and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Accounting standards issued but not yet effective

Amendment to IAS 1 - Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides related to liabilities subject to these conditions.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

3. Material accounting policy information (continued)

Accounting standards issued but not yet effective (continued)

IFRS 18 Presentation and Disclosure in Financial Statements

This standard requires entities to classify income and expenses into five categories, three of which are new - i.e. operating, investing and financing - and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

These amendments are effective for annual periods beginning on or after January 1, 2024, adoption of these amendments are not expected to have a material impact on the Company's financial statements.

4. Restricted cash

 The Company has a redeemable Guaranteed Investment Certificates (GIC) in the amount of $25,000 as collateral for the corporate credit card.

5. Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2022, 2023 and 2024	455,049	218,251	673,300

Accumulated Amortization
Opening Balance, June 30, 2022	-	12,731	12,731
Amortization	24,162	10,913	35,075
Balance, June 30, 2023	24,162	23,644	47,806
Amortization	24,162	10,912	35,074
Balance, June 30, 2024	48,324	34,556	82,880

Carrying amount
At June 30, 2023	430,887	194,607	625,494
At June 30, 2024	406,725	183,695	590,420

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an arms-length asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").

Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at June 30, 2024, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at June 30, 2024 and 2023.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

5.               Intangible assets (continued)

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021 and as at June 30, 2024 and 2023.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

Innovative Solutions Canada

On September 8, 2023 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada ("ISC"). The ISC Testing Stream ("ISC-TS") is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the Company was entitled to receive up to CAD$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at June 30, 2024 the Company has received a total of $709,072 (CAD$962,806), of this amount. The Company has included as research and development reimbursement $631,743 (CAD$857,806) and $77,329 (CAD$105,000) deferred reimbursement as the Company is completing certain of the required milestones. The Company is still eligible to receive additional CAD$232,079 under the contract.

6. Accounts payable and accrued liabilities

The composition of accounts payable and accrued liabilities are as follows:

	June 30, 2024	June 30, 2023
	$	$
Accounts payable	1,171,840	1,150,165
Accrued liabilities	493,966	242,338
Balance	1,665,806	1,392,503

7. Shareholder promissory notes

On June 1, 2022, the Company received a loan of $98,612 (CAD$125,000) from a shareholder under a demand promissory note.  The note was non-interest bearing, unsecured, and was due on demand. As of June 30, 2024 the balance is $nil (2023 - US$98,612), the demand promissory note was paid in full during the year ended June 30, 2024.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

8. Convertible debentures

The Company issued $338,000 in convertible debentures in December 2021, $265,000 in February 2022, $40,000 in March 2022, $127,050 in June 2022 and $290,000 in August 2022.

The convertible debentures bear interest at 8% per annum and are due and payable two years from the date issued ("Maturity Date").

The loans were convertible upon completion of a Qualified Financing. In the event the Company consummates an equity financing of an aggregate consideration amount more than $1 million, all outstanding principal and interest on issued convertible debentures shall automatically convert into 1 common share and 1 warrant as obtained by dividing the outstanding principal and interest by the Conversion Price (price per share multiplied by the discount rate). Any issued warrants will be subject to accelerated expiration if for a period of thirty days they trade at or above the warrant exercise price or the common shares trade at a 75% premium to the warrant exercise price.

Upon the completion of a qualified financing of an aggregated consideration of more than $1 million the notes and related interest were converted into 728,579 shares and 728,579 warrants (Note 9).

The convertible debentures were fair valued on the conversion date of June 30, 2023, based on 100% probability as follows: shares were fair valued at $1,452,872 using the estimated market value of shares at the time of conversion and the warrants were valued at $776,953 using the Black-Scholes Option Pricing Model with the following assumptions: volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil.

The following table summarizes the change total fair value of the convertible debentures:

$
Opening Balance (including accrued interest), June 30, 2022	1,039,104
Cash received on issuance of convertible debentures	290,000
Interest accrued for the six months ended December 31, 2023	93,200
Fair value adjustment	807,521
Conversion to shares (Note 9)	(2,229,825)
Balance June 30, 2023 and 2024	-

9. Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares: 47,795,453 (2023 - 50,661,123)

During the year ended June 30, 2024, the Company:

i. Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $67,157.

ii. Issued 87,150 shares at a price $2.00 per share for total proceeds of $174,300 related to a private placement.

iii. Issued 941,743 shares at a price $2.12 per share for total proceeds of $1,996,495 related to a private placement. The Company paid finders fees of $139,754, issued 566,483 warrants and incurred legal and other fees related to the financing of $22,861. The warrants were valued at $1,044,808 using the Black-Scholes Option Pricing Model with the following assumptions:  volatility of 137%, interest rate of 3.52%, expected life of 5 years and dividend yield of nil; and

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

9. Share capital (continued)

iv. During the year the Company repurchased and cancelled 4,520,180 funders and giftee shares for total consideration of $4.52.  These shares were repurchased pursuant to the terms of the original founders and giftee shares where the holders were required to provide continuous services to the Company. As the holders have not provided the Company with the required services, the agreement called for the shares be repurchased by the Company at its original price of $0.000001 per share.

During the year ended June 30, 2023, the Company:

i. Issued 7,218 common shares as a finder's fee of $11,551 related to the issuance of a portion of the convertible loan;

ii. Issued 728,579 units on conversion of convertible notes at a conversion price of $1.60. Each unit comprises of one share and one share purchase warrant exercisable at $2.40 for a period of two years from the date of issuance.  The fair value of the units was $2,229,825 (Note 8).  The shares were fair valued at $1,452,872.  The warrants were valued at $776,953 using Black-Sholes Option Pricing Model with the following assumptions:  volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil; and

iii. Issued 1,451,452 shares at a price of $2.00 per share for total proceeds of $2,792,214 and debt for shares settlement of $110,690 related to a Regulation A financing. Total cost of issuance was $206,299.

iv. The Company received $146,000 related to the Reg-A financing for which shares were not yet issued at June 30, 2023.

c) Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

A summary of the Company's share option activity since inception and outstanding at June 30, 2024, is as follows:

	Share options	Weighted average exercise price
		$
Balance, June 30, 2022	3,372,222	1.60
Forfeited	(202,778)	1.60
Cancelled	(69,444)	1.60
Balance, June 30, 2023	3,100,000	1.60
Granted	1,000,000	1.84
Forfeited	(350,000)	1.60
Balance June 30, 2024	3,750,000	1.66

Total number of options exercisable is 3,530,556.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

9. Share capital (continued)

c) Stock options

The weighted average remaining contractual life of stock options outstanding as of June 30, 2024 is 7.39 years (2023 - 7.94 years).

	June 30, 2024	June 30, 2023
Risk-free interest rate (average)	3.27%	N/A
Estimated volatility (average)	137%	N/A
Expected life (average)	10 years	N/A
Fair value of shares (average)	2.00	N/A
Forfeiture rate (average)	Nil	N/A
Dividend rate (average)	Nil	N/A

During the year ended June 30, 2024 $1,039,266 (2023: $199,732) was recorded to share-based compensation expense resulting from amortization of the current and prior year's options.

d) Warrants

The continuity of share purchase warrants for the years ended June 30, 2024 and 2023 are as follows:

	Share purchase warrants	Weighted average exercise price
		$
Balance, June 30, 2022	-	-
Issued	728,579	2.40
Balance, June 30, 2023	728,579	2.40
Issued	566,483	2.00
Balance June 30, 2024	1,295,062	2.23

The weighted average remaining contractual life of share purchase warrants outstanding as of June 30, 2024 is 2.53 years (2023 - 2 years).

	June 30, 2024	June 30, 2023
Risk-free interest rate (average)	3.52%	N/A
Estimated volatility (average)	137%	N/A
Expected life (average)	5 years	N/A
Fair value of shares (average)	2.12	N/A
Forfeiture rate (average)	Nil	N/A
Dividend rate (average)	Nil	N/A

During the year ended June 30, 2024 $1,044,808 (2023: $nil) was recorded to share issue cost as a result of the issuance of warrants as finder's fee.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

10. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	June 30,	June 30,
	2024	2023
	$	$
Loss for the year before income tax recovery	(3,761,708)	(3,254,947)
Average statutory rate	27.00%	27.00%

Expected income tax recovery	(1,016,000)	(879,000)
Non-deductible items	218,000	258,000
Change in non-recognized deferred tax assets	798,000	621,000
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable.  As at June 30, 2024, the Company has not recognized the benefit of the following deductible temporary differences:

	June 30,	June 30,
	2024	2023
	$	$
Deferred tax assets(liabilities)
Losses carried forward	2,245,000	1,487,000
Share issuance costs	92,000	61,000
Intangible assets	25,000	16,000
Unrecognized deferred tax assets	(2,362,000)	(1,564,000)
Total deferred tax assets	-	-

As at June 30, 2024, the Company has estimated non-capital losses for Canadian income tax purposes of $8,315,000 (2023 - $5,507,000) that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses expire in 2041 and 2044.

11. Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

In addition to the related party transaction disclosed in Note 7, the Company entered into the following related party transactions during the year ended June 30, 2024 and 2023:

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

11. Related party transactions (continued)

(i) Transactions with Key Management Personnel:

              The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, COO and CIO:

	For the year ended June 30, 2024	For the year ended June 30, 2023
	$	$
Consulting fees to key management personnel	462,266	307,553
Share-based compensation	9,162	48,374
	471,428	355,927

(ii) Transactions with Directors:

The following amounts were incurred with respect to non-executive directors of the Company:

	For the year ended June 30, 2024	For the year ended June 30, 2023
	$	$
Share-based compensation	9,162	26,906
	9,192	26,906

As at June 30, 2024, $420,000 (2023 - $411,266) was owing to directors, officers or their related companies, where $420,000 (2023 - $312,654) was included in accounts payable and $nil (2023 - $98,612) was included in shareholder demand promissory note (Note 7).

Key management includes directors and executive officers of the Company. During the year ended June 30, 2024 and 2023, no compensation other than that disclosed above was paid or payable for key management services.

12. Financial instruments

Classification of financial instruments

The Company's financial instruments consist of cash, restricted cash, accounts payable and shareholder promissory note. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.  The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2024 and 2023 (Expressed in US dollars)

12. Financial instruments (continued)

Discussions of risks associated with financial assets and liabilities are detailed below:

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company's liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions.

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has working capital of $306,477 (2023 - negative working capital of $52,407) as at June 30, 2024. Liquidity risk is assessed as high.

Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for administrative costs and for future development of its technologies, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis. The Company is not subject to any externally imposed capital require.

13. Subsequent event

Subsequent to June 30, 2024 the Company issued 1,130,000 stock options to officers, advisors and consultants. The options are exercisable at a price of $2.12 per share, are exercisable over a 10 year period and vest accruing to the Company's equity incentive plan.

Item 8.  Exhibits

Index to Exhibits
Exhibit No.	Description

Exhibit 2.1	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.2	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.1	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-11841) filed on July 1, 2022).

Exhibit 5.1	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.2	Contract dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.2 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.3	Amendment No. 1 dated November 1, 2024 to Contract originally dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exibit 6.3 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 11.1*	Consent of Dale Matheson Carr-Hilton LLP.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on October 29, 2024.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	October 29, 2024
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Xavier Wenzel	October 29, 2024
Name: Xavier Wenzel
Title: Chief Financial Officer

By: /s/ Gary Roshak	October 29, 2024
Name: Gary Roshak
Title: Director

By: /s/ John Occhipinti	October 29, 2024
Name: John Occhipinti
Title: Director

By: /s/ Sam Sullivan	October 29, 2024
Name: Sam Sullivan
Title: Director